Exhibit 12.1

WHITING PETROLEUM CORPORATION

FORM S-4 REGISTRATION STATEMENT

Calculation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Fixed Charges:
Interest Expensed	$2,037	$2,926	$8,086	$10,867	$10,233	$7,549	$5,384
Interest Capitalized	—	—	—	—	210	—	—
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	282	300	1,091	71	—	—	—
Estimate of Interest Within Rental Expense	52	46	209	183	165	105	98
Preference Security Dividend Requirements of Subs	—	—	—	—	—	—	—

Total Fixed Charges	$2,371	$3,272	$9,386	$11,121	$10,608	$7,654	$5,482

Earnings:
Pre-tax Income from Continuing Operations	$15,698	$11,935	$36,139	$11,952	$54,337	$45,361	$12,726
Fixed Charges (above)	2,371	3,272	9,386	11,121	10,608	7,654	5,482
Amortization of Capitalized Interest	5	5	21	21	—	—	—
Distributed Income of Equity Investees	—	—	—	—	—	—	—
Whiting Share of Pre-tax losses of Equity Investees	—	—	—	—	—	—	—
Less
Interest Capitalized	—	—	—	—	(210)	—	—
Preference Security Dividend Requirements of Subs	—	—	—	—	—	—	—
Minority Interest in Pre-tax income of Subs	—	—	—	—	—	—	—
Total earnings	$18,074	$15,212	$45,546	$23,094	$64,735	$53,015	$18,208

Ratio of Earnings to Fixed Charges (unaudited)	7.62	4.65	4.85	2.08	6.10	6.93	3.32